SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item

1.	BBVA -TERRA – UNOE

[LOGO]

“BBVA, S.A.”, pursuant to the provisions of section 82 of the Securities Market Act and related with the significant event of May 15th 2002, hereby announces the following

SIGNIFICANT EVENT

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Terra Networks, S.A. (TERRA), holders of the 51% and 49% of the share capital of Unoe Bank, S.A., respectively, in an Extraordinary General Shareholders’ Meeting held on April 23, 2003, have unanimously approved (subject to the required approval by Banco de España) an increase of capital in Unoe Bank, S.A., to be wholly subscribed by Finanzia Banco de Crédito, S.A. (a wholly owned subsidiary of BBVA), through the contribution of its Consumer’s Lending Business. Finanzia Banco de Crédito, S.A. has also held in the same day an Extraordinary General Shareholders’ Meeting approving the mentioned contribution and subscription of the increase of capital.

The above mentioned increase of capital integrates the Consumer’s Lending Business in Unoe Bank, S.A. and as a result of the referred capital increase, BBVA Group and TERRA will hold stakes in Unoe Bank, S,A, share capital of 67% and 33%, respectively.

April 24th 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April, 24th 2003	By:	/s/ Miren Josune Basabe Puntox
Name: Miren Josune Basabe Puntox

/s/ Miren Josune Basabe Puntox
Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.